                                                                    EXHIBIT 99.1

REMITTANCE TO BE ATTACHED HERE

THIS IS NOT A TRANSFERABLE OR NEGOTIABLE DOCUMENT AND IS ONLY FOR USE BY THE DEPOSITOR(S) WHOSE NAME(S) APPEAR(S) BELOW. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR STOCKBROKER, BANK MANAGER, ACCOUNTANT, SOLICITOR OR OTHER PROFESSIONAL ADVISER IMMEDIATELY. REFERENCES TO ALL TIMES HEREIN ARE TO SINGAPORE TIME.

                [CHARTERED SEMICONDUCTOR MANUFACTURING LTD LOGO]      FORM A
                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD          Serial No.
                   (Incorporated in the Republic of Singapore)

APPLICATION FORM FOR NEW ORDINARY SHARES AND EXCESS NEW ORDINARY SHARES ("ARE")

------------------------------------------------------------------------------------------------------------------------------------
NAME(S) AND ADDRESS(ES) OF DEPOSITOR(S)                                                       Securities Account Number


                                                                                ----------------------------------------------------
                                                                                        Number of Shares in Securities Account
                                                                                      as at 5.00 p.m. on the books closure date



------------------------------------------------------------------------------------------------------------------------------------
LAST DATE AND TIME FOR ACCEPTANCE, APPLICATION AND PAYMENT:                         ** NUMBER OF NEW ORDINARY SHARES PROVISIONALLY
OCTOBER 7, 2002 AT 4.45 P.M. (IF AN ACCEPTANCE AND (IF APPLICABLE) APPLICATION         ALLOTTED
IS MADE THROUGH AN ATC OR CDP)
OCTOBER 7, 2002 AT 9.30 P.M. (IF AN ACCEPTANCE AND (IF APPLICABLE) APPLICATION
IS MADE THROUGH AN ATM OF A PARTICIPATING BANK)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                IMPORTANT
                                                                                EACH DEPOSITOR MUST COMPLETE AND SIGN THIS ARE. AN
                                                                                UNSIGNED ARE IS LIABLE TO BE REJECTED. THIS ARE NEED
                                                                                NOT BE SUBMITTED TO CDP IF APPLICATION IS MADE
                                                                                THROUGH AN ATM.

RENOUNCEABLE RIGHTS OFFERING (THE "RIGHTS OFFERING") OF NEW ORDINARY SHARES OF S$0.26 EACH (THE "NEW ORDINARY SHARES") IN THE CAPITAL OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD (THE "COMPANY"), DIRECTLY OR IN THE FORM OF AMERICAN DEPOSITARY SHARES, AT S$1.00 FOR EACH NEW ORDINARY SHARE (THE "SUBSCRIPTION PRICE"), ON THE BASIS OF EIGHT (8) NEW ORDINARY SHARES FOR EVERY TEN (10) EXISTING ORDINARY SHARES OF S$0.26 EACH IN THE CAPITAL OF THE COMPANY ("SHARES") HELD AS AT 5.00 P.M. ON THE BOOKS CLOSURE DATE (AS DEFINED IN THE DOCUMENT REFERRED TO BELOW), FRACTIONAL ENTITLEMENTS HAVING BEEN DISREGARDED.

Copies of this ARE and the prospectus supplement (to the prospectus dated March 19, 2001) issued in connection with the Rights Offering (the "Document") have been lodged with the Monetary Authority of Singapore (the "MAS"). The MAS assumes no responsibility for the contents of the Document. Lodgment of the Document with the MAS does not imply that the Securities and Futures Act 2001, No. 42 of 2001 of Singapore, or any other legal or regulatory requirements, have been complied with. The MAS has not, in any way, considered the merits of the New Ordinary Shares being offered or in respect of which an invitation is made, for investment. Approval in principle has been obtained from Singapore Exchange Securities Trading Limited (the "Singapore Exchange") for the listing of and quotation for the New Ordinary Shares on the Official List of the Singapore Exchange and official quotation will commence after all the New Ordinary Shares certificates have been issued and the notification letters from The Central Depository (Pte) Limited ("CDP") have been despatched.

The Singapore Exchange takes no responsibility for the correctness of any statements made, opinions expressed or reports contained in the Document. Admission to the Official List of the Singapore Exchange and the listing of and quotation for the New Ordinary Shares on the Singapore Exchange are in no way reflective of the merits of the Company, its subsidiaries, the Rights Offering or the New Ordinary Shares.

This ARE and the Document may not be used for the purpose of, and do not constitute, an offer, invitation or solicitation in any jurisdiction or in any circumstances in which such offer, invitation or solicitation is unlawful or unauthorised, or to any person to whom it is unlawful to make such offer, invitation or solicitation.


To: CHARTERED SEMICONDUCTOR MANUFACTURING LTD

Dear Sirs,

ACCEPTANCE OF PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES

*I/We hereby irrevocably and unconditionally accept: (i) the number of New Ordinary Shares indicated in (A) below; or (ii) the number of such New Ordinary Shares represented by the provisional allotment of New Ordinary Shares as may be standing to the credit of *my/our Securities Account with CDP as at the abovementioned last date and time for acceptance/application and payment (whichever is lower); at the Subscription Price in accordance with and subject to the terms and conditions of the Document, (if applicable) the Memorandum and Articles of Association of the Company and the instructions contained in this ARE.

*I/We hereby acknowledge that, in determining the total number of New Ordinary Shares represented by the provisional allotment of New Ordinary Shares which *I/we can validly accept, you are entitled, and *I/we hereby authorise you to take into consideration: (i) the total number of New Ordinary Shares represented by the provisional allotment of New Ordinary Shares which *I/we have validly accepted, whether under this ARE or any other application form for New Ordinary Shares; (ii) the total number of New Ordinary Shares represented by the provisional allotment of New Ordinary Shares standing to the credit of *my/our Securities Account with CDP which is available for acceptance; and (iii) the total number of New Ordinary Shares represented by the provisional allotment of New Ordinary Shares which has been disposed of by *me/us.

*I/We hereby acknowledge that your determination shall be conclusive and binding on *me/us.



FOR CDP OFFICIAL USE ONLY                                   SERIAL NO.
Acknowledgement receipt for application
submitted BY HAND to CDP's counter.
No acknowledgement will be given for submissions deposited into boxes located at CDP's premises.

------------------------------------------------------------------------------------------------------------------------------------
Name(s) of Depositor(s)                                                     Securities Account Number


------------------------------------------------------------------------------------------------------------------------------------



---------------------
CDP OFFICIAL/DATE                                                           CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                                                            FORM A

APPLICATION FOR EXCESS NEW ORDINARY SHARES

*I/We hereby irrevocably and unconditionally apply for the number of Excess New Ordinary Shares (as defined hereinafter) as indicated in (B) below in addition to *my/our provisional allotment of New Ordinary Shares indicated above at the Subscription Price in accordance with and subject to the terms and conditions of the Document, (if applicable) the Memorandum and Articles of Association of the Company and the instructions contained in this ARE. If no number is indicated, *my/our application for Excess New Ordinary Shares shall be treated as invalid and *I/we shall be deemed not to have applied for any Excess New Ordinary Shares notwithstanding that the remittance submitted together with this ARE exceeds the amount payable for *my/our acceptance of the New Ordinary Shares provisionally allotted to *me/us. *I/We hereby undertake and agree to accept whatever number of Excess New Ordinary Shares not exceeding the number of Excess New Ordinary Shares that *I/we have applied for as may be allotted to *me/us at your discretion in accordance with and subject to the terms and conditions of the Document, (if applicable) the Memorandum and Articles of Association of the Company and the instructions contained in this ARE.

PAYMENT

FOR USE BY PERSONS ACCEPTING AND (IF APPLICABLE) APPLYING THROUGH THE AUTHORISED TRADING CENTRES ("ATCS")

*I/We hereby authorise the member bank of the Network for Electronic Transfers
(S) Pte Ltd or, as applicable, its subsidiary (in either case, the "NETS Bank"):
(i) to deduct from *my/our bank account maintained with the NETS Bank the full amount payable for the provisional allotment of New Ordinary Shares accepted by *me/us and (if applicable) the Excess New Ordinary Shares applied for by *me/us at the Subscription Price; (ii) to pay such amount to CDP; and (iii) to refund any acceptance moneys or (if applicable) excess application moneys or the balance thereof without interest or any share of revenue or other benefit arising therefrom by crediting *my/our bank account with the NETS Bank.

By accepting and/or applying for the New Ordinary Shares through an ATC, *I/we irrevocably and unconditionally agree that *I/we consent to the Company, CDP, the Singapore Exchange, the ATC, the NETS Bank, Merrill Lynch (Singapore) Pte. Ltd. ("Merrill Lynch"), the Share Registrar, the Participating Banks and all persons to whom Section 47(1) of the Banking Act, Chapter 19 of Singapore applies, giving, divulging or revealing, in any manner howsoever, *my/our name(s), NRIC/Passport (for individuals) or registration (for corporations) number(s), CDP Securities Account number, address(es), the number of Shares standing to the credit of *my/our Securities Account, the number of New Ordinary Shares accepted and (if applicable) the Excess New Ordinary Shares applied for and any other relevant information whatsoever to the Company, CDP, the Singapore Exchange, the ATC, the NETS Bank, Merrill Lynch, the Share Registrar, the Participating Banks and any other relevant parties.

*I/We hereby authorise CDP to accept instructions from the NETS Bank on the number of New Ordinary Shares in respect of the provisional allotment of New Ordinary Shares which *I/we have accepted and (if applicable) the number of Excess New Ordinary Shares which *I/we have applied for and such instructions shall be binding and conclusive on *me/us.

FOR USE BY PERSONS ACCEPTING AND (IF APPLICABLE) APPLYING THROUGH CDP WITH CASHIER'S ORDER OR BANKER'S DRAFT

*I/We enclose a *Cashier's Order/Banker's Draft drawn in Singapore currency on a bank in Singapore for the full amount payable for the provisional allotment of New Ordinary Shares accepted by *me/us and (if applicable) the Excess New Ordinary Shares applied for by *me/us at the Subscription Price. *I/We hereby authorise CDP to present the *Cashier's Order/Banker's Draft drawn on a bank in Singapore for payment and to refund any acceptance and (if applicable) application moneys or the balance thereof without interest or any share of revenue or other benefit arising therefrom by means of a crossed cheque drawn upon a bank in Singapore and sent by ordinary post at *my/our risk to *my/our mailing address as recorded/registered with CDP.

APPROPRIATION

*I/We hereby acknowledge that, in the case where the amount of remittance payable to you in respect of *my/our acceptance of the New Ordinary Shares provisionally allotted to *me/us and (if applicable) in respect of *my/our application for Excess New Ordinary Shares as per the instructions received by CDP whether under this ARE or in any other application form for New Ordinary Shares or otherwise differs from the amount actually received by CDP, or in the case where the amount as stated in (A) and (B) below in this ARE or in any other application form for New Ordinary Shares differs from the amount received by CDP or otherwise payable by *me/us in respect of *my/our acceptance of the New Ordinary Shares provisionally allotted to *me/us and (if applicable) in respect of *my/our application for the Excess New Ordinary Shares, you and CDP shall be entitled, and *I/we hereby authorise you and CDP, to determine and appropriate all amounts received by CDP on your behalf whether under this ARE or in any other application form for New Ordinary Shares as follows: firstly, towards payment of all amounts payable in respect of *my/our acceptance of the New Ordinary Shares provisionally allotted to *me/us; and secondly, (if applicable) towards payment of all amounts payable in respect of *my/our application for Excess New Ordinary Shares. *I/We hereby acknowledge that the determination and appropriation by you and CDP shall be conclusive and binding on *me/us.

REGISTRATION

*I/We hereby request and authorise the Company to register the New Ordinary Shares and (if applicable) the Excess New Ordinary Shares in the name of CDP (or its nominee) and to credit the same to *my/our abovementioned Securities Account with CDP.

*I/We hereby acknowledge that: (i) *my/our receipt of this ARE was accompanied by the Document; and (ii) this ARE and the Document were received by *me/us in *Singapore/the United States/such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date.

-----------------------------------------------------------------------------------------------------------------------------------
                                       Subscription                                                 ***Cashier's Order/Banker's
                                      Price for each           ***AMOUNT PAYABLE TO             Draft Number (Indicate name of bank
  CHARTERED SEMICONDUCTOR              New Ordinary     "THE CENTRAL DEPOSITORY (PTE) LIMITED   and only one single remittance
     MANUFACTURING LTD      Quantity     Share         -- CHARTERED RIGHTS OFFERING ACCOUNT"             is required)
-----------------------------------------------------------------------------------------------------------------------------------
(A) Number of New
    Ordinary Shares Accepted              S$1.00       S$
----------------------------------------------------------------------------------------------
(B) Number of Excess New
    Ordinary Shares
    Applied For                           S$1.00       S$
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                  S$
----------------------------------------------------------------------------------------------
            Name(s) and capacities of at least two authorised signatories
                          (if Depositor is a Corporation)

                         1.
--------------             --------------------------           -------------------------------------------------------------------
    Date                       Name and capacity                           *Signatures(s) of Depositor/Joint Depositors
                                                                   (For corporations, at least two authorised signatories and where appropriate, the Common Seal to be affixed in
                                                                   accordance with their Memorandum and Articles of Association)
                         2.
                           --------------------------
                               Name and capacity


*    Delete accordingly
** This serves as a confirmation to you from CDP that your Securities Account has been credited with the number of New Ordinary Shares provisionally allotted as stated. No other confirmation note will be sent by CDP.
*** For use by persons accepting through CDP with Cashier's Order or Banker's Draft drawn in Singapore currency on a bank in Singapore.

                                                                          FORM A


  INSTRUCTIONS FOR COMPLETION OF THIS APPLICATION FORM FOR NEW ORDINARY SHARES
                     AND EXCESS NEW ORDINARY SHARES ("ARE")

This ARE should be completed if you wish to accept the New Ordinary Shares provisionally allotted to you and (if applicable) apply for New Ordinary Shares in excess of the New Ordinary Shares ("Excess New Ordinary Shares") which have been provisionally allotted to you as indicated in this ARE. THIS ARE IS NOT TRANSFERABLE AND MAY ONLY BE USED BY YOU.

ACCEPTANCE OF PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES AND APPLICATION FOR EXCESS NEW ORDINARY SHARES

To accept all or part of the number of New Ordinary Shares provisionally allotted to you as indicated in this ARE and (if applicable) to apply for Excess New Ordinary Shares, please:

(i) complete and sign this ARE and return it BY HAND PERSONALLY TO AN ATC with payment for the full amount due on acceptance and (if applicable) excess application using an Automated Teller Machine ("ATM") card issued to you in your own name by one of the NETS Banks not later than 4.45 P.M. ON OCTOBER 7, 2002. NO CASHIER'S ORDER OR BANKER'S DRAFT IS REQUIRED IF ACCEPTING AND (IF APPLICABLE) APPLYING THROUGH AN ATC; or

(ii) complete and sign this ARE and return it together with a SINGLE REMITTANCE in payment for the full amount due on acceptance and (if applicable) excess application to THE CENTRAL DEPOSITORY (PTE) LIMITED, by hand to (IF THIS ARE IS RETURNED BEFORE SEPTEMBER 30, 2002) 20, CECIL STREET, #07-02/05, SINGAPORE EXCHANGE, SINGAPORE 049705 or (IF THIS ARE IS RETURNED ON OR AFTER SEPTEMBER 30, 2002) to 4, SHENTON WAY, #02-01 SGX CENTRE 2, SINGAPORE 068807, or by post, at your own risk, in the enclosed self-addressed envelope provided to THE CENTRAL DEPOSITORY (PTE) LIMITED, ROBINSON ROAD P.O. BOX 1597, SINGAPORE 903147, so as to arrive not later than 4.45 P.M. ON OCTOBER 7, 2002; or

(iii) make an electronic application through an ATM of a Participating Bank with payment for the full amount due on acceptance and (if applicable) excess application by following the instructions appearing on the ATM screens not later than 9.30 P.M. ON OCTOBER 7, 2002. NO CASHIER'S ORDER OR BANKER'S DRAFT IS REQUIRED IF ACCEPTING AND (IF APPLICABLE) APPLYING THROUGH AN ATM. This ARE need not be submitted to CDP if an electronic application is made.

The New Ordinary Shares provisionally allotted to you and standing to the credit of your Securities Account with CDP will be deemed to have been declined and will forthwith lapse and will cease to be available for acceptance if an acceptance is not made through an ATC or CDP by 4.45 P.M. ON OCTOBER 7, 2002 or if an acceptance is not made through an ATM of a Participating Bank by 9.30 P.M. ON OCTOBER 7, 2002 in accordance with and subject to the terms and conditions contained in the Document, (if applicable) the Memorandum and Articles of Association of the Company and the instructions contained in this ARE. To the extent that such provisional allotment of New Ordinary Shares shall be accepted in part only, the balance will be deemed to have been declined and will forthwith lapse and cease to be available for acceptance by you. CDP takes no responsibility for any decisions that you or the Company may make.

AVAILABILITY OF EXCESS NEW ORDINARY SHARES

The Excess New Ordinary Shares available are subject to the terms and conditions contained in the Document, (if applicable) the Memorandum and Articles of Association of the Company and the instructions contained in this ARE. Excess applications will, at the Directors' absolute discretion, be satisfied from such New Ordinary Shares, if any, as are not validly taken up by person(s) who were provisionally allotted the New Ordinary Shares or their renouncee(s) or the purchaser(s) of the provisional allotments, in accordance with the terms and conditions contained in this ARE, (if applicable) the Memorandum and Articles of Association of the Company and the Document. In the event that applications are received by the Company for more Excess New Ordinary Shares than are available, the Excess New Ordinary Shares available will be allotted in such manner as the Directors may, in their absolute discretion, deem fit. CDP takes no responsibility for any decisions that the Directors may make. The Company reserves the right to reject any application in whole or in part, without assigning any reason whatsoever. In the event that the number of Excess New Ordinary Shares allotted to you is less than the number of Excess New Ordinary Shares applied for, you shall be deemed to have accepted the number of Excess New Ordinary Shares actually allotted to you.

REMITTANCE

If you are accepting and (if applicable) applying through an ATC, no Cashier's Order or Banker's Draft is required, but the duly completed and signed ARE must be submitted by you personally to an ATC at the time of acceptance and (if applicable) excess application. You must have a valid ATM card issued to you in your own name by one of the NETS Banks.

If you are accepting and (if applicable) applying through an ATM, no Cashier's Order or Banker's Draft is required. You must have a valid ATM card issued to you in your own name by the relevant Participating Bank. This ARE need not be submitted to CDP if you are accepting and (if applicable) applying through an ATM.

If you are accepting and (if applicable) applying through CDP, your remittance must be attached to the duly completed and signed ARE and made in Singapore currency in the form of a Cashier's Order or Banker's Draft drawn on a bank in Singapore for the full amount payable for the relevant number of New Ordinary Shares accepted and (if applicable) Excess New Ordinary Shares applied for at the Subscription Price and must be made payable to "THE CENTRAL DEPOSITORY (PTE)
                                                   -----------------------------
LIMITED - CHARTERED RIGHTS OFFERING ACCOUNT" and crossed "NOT NEGOTIABLE, A/C
--------------------------------------------
PAYEE ONLY". Your name and Securities Account number must be clearly written on the reverse side. NO COMBINED CASHIER'S ORDER OR BANKER'S DRAFT FOR DIFFERENT SECURITIES ACCOUNTS OR OTHER FORM OF REMITTANCE WILL BE ACCEPTED.

CERTIFICATES

The certificates for the New Ordinary Shares and Excess New Ordinary Shares will be registered in the name of CDP or its nominee. On or before the listing of the New Ordinary Shares and the Excess New Ordinary Shares on the Singapore Exchange, CDP will send to you, by ordinary post and at your own risk, a notification letter showing the number of New Ordinary Shares and the Excess New Ordinary Shares credited to your Securities Account.

SALE OF PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES

If you wish to sell all or part of your provisional allotment of New Ordinary Shares, you may do so through your dealer or remisier, for the period up to the last day of the ordinary share rights trading period as determined by the Singapore Exchange. If you have sold only part of your provisional allotment of New Ordinary Shares, you can accept the balance of your provisional allotment of New Ordinary Shares by completing this ARE or by electronic application and following the instructions under the paragraphs captioned "ACCEPTANCE OF PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES AND APPLICATION FOR EXCESS NEW ORDINARY SHARES" above.

IF YOU WISH TO SELL ALL OR PART OF YOUR PROVISIONAL ALLOTMENT OF NEW ORDINARY SHARES, YOU NEED NOT DELIVER THIS ARE TO THE PURCHASER(S) AS ARRANGEMENTS WILL BE MADE BY CDP FOR A SEPARATE APPLICATION FORM FOR NEW ORDINARY SHARES TO BE ISSUED AND SENT TO THE PURCHASER(S).

RETURN OF SURPLUS APPLICATION MONEYS

In the case of applications for Excess New Ordinary Shares, if no Excess New Ordinary Shares are allotted to you or if the number of Excess New Ordinary Shares allotted to you is less than that applied for, the amount paid on application or the surplus application moneys, as the case may be, will be refunded to you without interest or any share of revenue or other benefit arising therefrom within 14 days after the last day for acceptance, excess application and payment for the New Ordinary Shares on October 7, 2002 by any one or a combination of the following: (i) by crediting your bank account with the NETS Bank at your own risk if you apply through an ATC; or (ii) by crediting your bank account with the relevant Participating Bank at your own risk if you apply by way of electronic application through an ATM; or (iii) by means of a crossed cheque drawn on a bank in Singapore and sent BY ORDINARY POST at your own risk to your mailing address in Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date as maintained with CDP if you apply through CDP.

GENERAL INSTRUCTIONS

(1) Submission of this ARE purporting to be signed by the person(s) in whose name(s) it was issued shall be conclusive evidence in favour of the Company, CDP, Merrill Lynch, the NETS Banks and the ATCs of the title of the person(s) submitting it to deal with the same.

(2) If payment and acceptance and (if applicable) excess application in the manner specified in this ARE are not received through an ATC or CDP by 4.45 P.M. ON OCTOBER 7, 2002 or through an ATM of a Participating Bank by 9.30 P.M. ON OCTOBER 7, 2002, the provisional allotment of New Ordinary Shares will be deemed to have been declined and will lapse and become void. In such event, CDP will, on behalf of the Company, return all moneys received subsequent to the specified time and date to the person(s) entitled thereto BY CREDITING HIS/THEIR NETS BANK ACCOUNT(S) OR HIS/THEIR BANK ACCOUNT(S) WITH THE RELEVANT PARTICIPATING BANK OR BY MEANS OF A CROSSED CHEQUE SENT BY ORDINARY POST, as the case may be, at his/their own risk without interest or any share of revenue or other benefit arising therefrom.

(3) Any surplus acceptance and (if applicable) excess application moneys will be credited to your bank account with the relevant NETS Bank (if you accept and (if applicable) apply through an ATC) or the relevant Participating Bank (if you accept and (if applicable) apply through an ATM) or sent by means of a crossed cheque to you by ordinary post and at your own risk to your mailing address(es) in Singapore, the United States or such other jurisdictions (if any) as may be announced by the Company on or prior to the books closure date as maintained with CDP (if you accept and (if applicable) apply through CDP).

(4)  Please write clearly in English, using block letters.

(5) Your attention is drawn to those provisions of Part VIII of the Securities and Futures Act 2001, No. 42 of 2001 of Singapore and The Singapore Code on Takeovers and Mergers (as revised with effect from January 1, 2002) which may be applicable to an acquisition of Shares. You should also consider the implications of those provisions before you accept any New Ordinary Shares provisionally allotted to you and/or apply for Excess New Ordinary Shares.

(6) On behalf of the Company, CDP reserves the right to refuse or accept any acceptance(s) and (if applicable) excess application(s) if this ARE is not duly executed or for any other reason(s) whatsoever at CDP's absolute discretion, and to return all moneys received to the person(s) entitled thereto BY CREDITING HIS/THEIR NETS BANK ACCOUNT(S) OR HIS/THEIR BANK ACCOUNT(S) WITH THE RELEVANT PARTICIPATING BANK OR BY MEANS OF A CROSSED CHEQUE SENT BY ORDINARY POST, as the case may be, at his/their own risk without interest or any share of revenue or other benefit arising therefrom.

(7) By completing and delivering this ARE and in consideration of the Company issuing and distributing this ARE to you, you irrevocably agree that:

     (a) your acceptance of the provisional allotment of New Ordinary Shares and (if applicable) your application for Excess New Ordinary Shares is irrevocable (whether or not, to the extent permitted by law, any supplementary document or replacement document to the Document is issued or lodged with the MAS);

     (b) (if applicable) your remittance will be honoured on first presentation and that any moneys returnable may be held pending clearance of your payment and will not bear interest or enjoy any share of revenue or other benefit arising therefrom;

     (c) the contract arising from your acceptance of the provisional allotment of New Ordinary Shares and (if applicable) your application for Excess New Ordinary Shares shall be governed by, and construed in accordance with, Singapore law and you irrevocably submit to the nonexclusive jurisdiction of the Singapore courts;

     (d) in the event that your acceptance and (if applicable) excess application is invalid, presentation of your remittance for payment by or on behalf of the Company shall not constitute, or be construed as, an affirmation of such invalid acceptance and/or application;

     (e) all applications for Excess New Ordinary Shares are accepted by the Company solely by the allotment and issue of the relevant New Ordinary Shares and not otherwise, notwithstanding the presentation of your remittance for payment by or on behalf of the Company;

     (f) any interest, share of revenue or other benefit accruing on or arising from or in connection with any acceptance and (if applicable) application moneys shall be for the benefit of the Company and neither the Company nor Merrill Lynch shall be under any obligation to account for such interest, share of revenue or other benefit to you or any other person;

     (g) you will not be entitled to exercise any remedy of rescission for misrepresentation at any time after your acceptance of your provisional allotment of New Ordinary Shares and (if applicable) your application for Excess New Ordinary Shares; and

     (h) in accepting your provisional allotment of New Ordinary Shares and (if applicable) in applying for Excess New Ordinary Shares, reliance is placed solely on the information contained in the Document and that none of the Company, Merrill Lynch or any other person involved in the Rights Offering shall have any liability for any information not so contained.

     In the event that CDP receives instructions to accept the New Ordinary Shares and (if applicable) instructions to apply for Excess New Ordinary Shares together with payment therefor both by way of this ARE and by way of electronic application through an ATC and/or ATM, CDP shall be authorised and entitled to accept your instructions in whichever mode or a combination thereof as it may, in its absolute discretion, deem fit. In determining the number of New Ordinary Shares which you have validly given instructions to accept, you shall be deemed to have irrevocably given instructions to accept such number of New Ordinary Shares not exceeding the number of New Ordinary Shares which are standing to the credit of your Securities Account as at October 7, 2002. If applicable, in determining the number of Excess New Ordinary Shares which you have validly given instructions to apply for, you shall be deemed to have irrevocably given instructions to apply for and agree to accept such number of Excess New Ordinary Shares not exceeding the aggregate number of Excess New Ordinary Shares for which you have applied for by way of electronic application through the ATC and/or ATM and by way of this ARE. CDP, in determining the number of New Ordinary Shares and (if applicable) the number of Excess New Ordinary Shares which you have given valid instructions for acceptance of or application for, as the case may be, shall be authorised and entitled to have regard to the aggregate amount of payment received for the acceptances or the applications, as the case may be, whether by way of Cashier's Order or Banker's Draft accompanying this ARE or by way of application through the ATC and/or ATM.

(8) You also agree and acknowledge that the submission of your acceptance and (if applicable) excess application and payment therefor, if effected through an ATC or ATM, is subject to risks of electrical, electronic, technical and computer-related faults and breakdowns, fires, acts of God, mistakes, losses, theft (in each case whether or not within the control of the Company, CDP, the Nets Bank, the Participating Banks, the ATCs, Merrill Lynch or the Share Registrar) and any other events beyond the control of the Company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or the Share Registrar. If, in any such event, the Company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or the Share Registrar does not record or receive the same by the last date and time for acceptance, excess application and payment for the New Ordinary Shares, you shall be deemed not to have accepted the New Ordinary Shares and (if applicable) applied for the Excess New Ordinary Shares and you shall have no claim whatsoever against the Company, CDP, the NETS Bank, the Participating Banks, the ATCs, Merrill Lynch or the Share Registrar for the New Ordinary Shares in respect of any purported acceptance and (if applicable) excess application thereof, or for any compensation, loss or damages in connection therewith or in relation thereto.

(9) Unless expressly provided to the contrary in this ARE, a person who is not a party to this ARE and the Document has no right under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any term of such contracts. Notwithstanding any term contained herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such contracts. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

(10) This ARE constitutes a warrant under U.S. law and represents your right to subscribe for New Ordinary Shares pursuant to the Rights Offering.

(11) Capitalised terms used in this ARE and defined in the Document or instructions booklet for participation in the Rights Offering of New Ordinary Shares, forming part of the Document (the "Instructions"), unless otherwise stated, shall bear the meanings assigned to them in the Document or the Instructions, as the case may be.

(12) References in this ARE to provisional allotment of New Ordinary Shares shall have the same meaning as the references to the offer of primary ordinary share rights to buy new ordinary shares in the Document. References in this ARE to acceptance for New Ordinary Shares or application for excess New Ordinary Shares shall have the same meaning as the references to the subscription for new ordinary shares pursuant to the primary ordinary share rights or subscription for new ordinary shares pursuant to secondary ordinary share rights respectively in the Document.

(13) A list of the ATCs through which the provisional allotments of New Ordinary Shares may be accepted and (if applicable) through which Excess New Ordinary Shares may be applied is set out in the Instructions.